UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 103

(CUSIP Number)

Biogen Inc.

225 Binney Street

Cambridge, Massachusetts 02142

(617) 679-2000

Attention: Wendell Taylor, Assistant Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Biogen Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #33-0112644
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* (see instructions) CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.001 per share, of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by Biogen Inc. on August 7, 2023 (the “Prior Schedule 13D”). The filing of this Amendment represents the final amendment to the Prior Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 26, 2023, the Merger was consummated and Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Biogen. Upon the consummation of the Merger, the Support Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Support Agreements, Biogen no longer may be deemed to be the beneficial owner of the Class A Shares.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (e) of the Prior Schedule 13D are hereby amended and supplemented by adding the following at the end thereof:

On September 26, 2023, the Merger was consummated and Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Biogen. Upon the consummation of the Merger, the Support Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Support Agreements, Biogen no longer may be deemed to be the beneficial owner of the Class A Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2023

BIOGEN INC.

By:	/s/ Wendell Taylor
Name: Wendell Taylor
Title: Assistant Secretary